	WHITEFORD, TAYLOR & PRESTON L.L.P. SEVEN SAINT PAUL STREET	BALTIMORE, MD
	BALTIMORE, MARYLAND 21202-1636	COLUMBIA, MD
	MAIN TELEPHONE (410) 347-8700	FALLS CHURCH, VA
FRANK S. JONES, JR.	FACSIMILE (410) 752-7092	TOWSON, MD
DIRECT LINE (410) 347-8707		WASHINGTON, DC
DIRECT FAX (410) 223-3487		WILMINGTON, DE*
fjones@wtplaw.com		WWW.WTPLAW.COM
(800) 987-8705

May 5, 2008

NON-PUBLIC CORRESPONDENCE FILED VIA EDGAR

Securities and Exchange Commission

Office of Chief Counsel

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Daniel F. Duchovny, Esq.

Re:     TVI Corporation

Dear Mr. Duchovny:

As a follow-up to our telephone conversations, this firm represents TVI Corporation, a Maryland corporation (“TVI” or the “Company”). We are writing to bring to the Staff’s attention certain concerns that the Company has in connection with the April 28, 2008 filing by Allen E. Bender of a preliminary proxy statement, as amended by Amendment No. 1 thereto filed on April 30, 2008, in connection with the Company’s 2008 annual stockholders’ meeting (collectively, the “Bender Proxy Statement”). Specifically, the Company believes that the filing of the Bender Proxy Statement and the contemplated solicitation of proxy authority by Mr. Bender renders past solicitation activities of Mr. Bender and his associates1 violative of Regulation 14A (the “Proxy Rules”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Additionally, the Company believes that multiple statements in the Bender Proxy Statement are false and/or materially misleading for purposes of Exchange Act Rule 14a-9, as set forth below.

1. The recent filing of the Bender Proxy Statement and the solicitation activities contemplated thereby render prior activities of the Bender Group violative of Exchange Act Rule 14a-2(b)(1).

The Company is concerned that Messrs. Bender and Squires and other persons acting in concert with them have engaged and are continuing to engage in solicitation activities in violation of the Exchange Act.2 On numerous occasions, the Company has notified Mr. Bender, and his nominee to the

[1]

Mr. Bender is apparently taking the position that he is the sole participant in the solicitation. However, the Company believes that Mr. Jeffrey L. Squires and perhaps others are also “participants” in the solicitation within the meaning of Instruction 3(a)(iii) to Item 4 of Schedule 14A. Therefore, we refer to Bender and other participants in the solicitation as the “Bender Group.”

[2]	See the Chronology and Summary attached to this letter as Appendix A (the “Chronology”).

Securities and Exchange Commission

Office of Chief Counsel

Office of Mergers and Acquisitions

May 5, 2008

Company’s board of directors, Jeffrey L. Squires, of their obligation to observe and comply with the Proxy Rules and the rules and regulations under Section 13(d) of the Exchange Act. In light of public communications and other soliciting activities by the Bender Group, the Company believes that the only exemption from the proxy statement filing and delivery requirements potentially available to Messers. Bender and Squires is that afforded by Exchange Act Rule 14a-2(b)(1). The Company expressed this view in writing to Messrs. Bender and Mr. Squires on multiple occasions. The Company’s communications stressed that while Exchange Act Rule 14a-2(b)(1) generally exempts solicitations by certain persons not seeking the power to act as proxy for stockholders at any time during the solicitation, the exemption may not be relied upon if the soliciting persons subsequently conduct a proxy contest for the election of directors. In a March 31, 2008 letter to Mr. Bender, Sean R. Hunt, TVI’s Senior Vice President and General Counsel, asked that Mr. Bender affirm in writing that he and Mr. Squires were prohibited from seeking such proxy voting authority. In his letter dated April 7, 2008, Mr. Bender stated that “neither of us are seeking proxy voting authority with respect to director nominations in violation of either SEC Rule 14a-2(b)(1) or any other rule of which I am aware.” Mr. Bender then cited the protections of both SEC Rule 14a-2(b)(2)3 and new SEC Rule 14a-2(b)(6). On subsequent occasions, Mr. Squires affirmed to Mr. Hunt by phone that neither he nor Mr. Bender were seeking such proxy voting authority. On April 25, 2008 — after the Company received notice that Bender intended to file a proxy statement, but prior to the filing of the Bender Proxy Statement — the undersigned sent a letter to Mr. Squires stating that the Company continued to believe that the filing of the Bender Proxy Statement and the solicitation of proxy voting authority would render prior solicitation activities violative of the Proxy Rules as it would prohibit the Bender Group’s reliance on the only exemption available, i.e., that afforded by Rule 14a-2(b)(1).

The Chronology also documents the Company’s oft-expressed concerns that the Bender Group may not be in compliance with the reporting and other obligations imposed by Regulation 13D under the Exchange Act.

2. The Bender Proxy Statement misstates and omits material facts regarding the background of the solicitation and related activities by the Bender Group.

The Bender Proxy Statement includes the following statements:

Page 3 of the Bender Proxy Statement:

“[The Incumbent Board] has seemed more interested in self-preservation, ... adopting a measure under Maryland law which supersedes our By-laws and stockholder rights and gives the Board complete authority.”

[3]

In our view Bender and his associates cannot use the “10-or-less” exemption provided by Rule 14a-2(b)(2) to solicit proxy authority in conjunction with a solicitation campaign purportedly exempted by Rule 14a-2(b)(1), as these exemptions appear to be mutually exclusive. Cf. Manual of Publicly Available Telephone Interpretations, at N.4.2. “An insurgent intending to engage or engaging in a solicitation of no more than 10 persons under Rule 14a-2(b)(2) should remain mindful that its filing and dissemination of a Schedule 13D — depending on the content of this document and other relevant facts and circumstances — may be deemed to constitute a more widespread "general" solicitation that may preclude reliance upon Rule 14a-2(b)(2).”

Securities and Exchange Commission

Office of Chief Counsel

Office of Mergers and Acquisitions

May 5, 2008

Mr. Bender ambiguously refers to the Board’s adoption of “a measure under Maryland law” that gives the Board complete authority. Mr. Bender fails to identify the measure or the matters over which the Board would have such authority. The ambiguous and absolute nature of the statements render them materially misleading. The statements should be clarified or deleted.

Page 3 of the Bender Proxy Statement:

“We carefully followed the instructions given in last year’s Proxy Statement, the current By-laws, and Maryland state law. Our nominations have been completely ignored by the Company.”

Messrs. Bender and Squires have, in fact, made a number of mistakes with respect to presenting their proposals and seeking information from the Company. The Company has voluntarily notified them of many of those mistakes and offered them opportunities to cure. Further, the statement that their nominations have been completely ignored by the Company is wholly inaccurate. Significant corporate resources have been devoted to consideration of their nominations. Accordingly, the statements are materially misleading and should be amended or deleted.

Page 3 of the Bender Proxy Statement:

“I submitted seven Charter and By-laws amendments for consideration by stockholders at the Annual Meeting, again carefully following the By-laws and Maryland law.”

Mr. Bender has, in fact, made a number of mistakes with respect to presenting their proposals and seeking information from the Company, as noted above. The Company has voluntarily notified him of many of those mistakes and offered him opportunities to cure. Accordingly, this statement is materially misleading and should be amended or deleted.

Page 3 of the Bender Proxy Statement:

“The Company first declined to include all eight of my proposals, relying on a technical SEC Rule that required a company – as a matter of federal law only – to present only one proposal per shareholder. When I selected just one proposal for the Company to present for a shareholder vote under SEC rules, the Company objected to this proposal, and requested an advance ruling from the SEC that it could be omitted. The SEC disagreed.”

Mr. Bender materially mischaracterizes the events. First, the Company has declined only to include all eight of Mr. Bender’s proposals in its proxy statement. Second, the basis for the Company’s position is firmly grounded in the Proxy Rules and is not merely a technicality; the Proxy Rules exists to set forth an orderly process under which shareholders may seek to have their proposals included in a company’s proxy materials.

Further, the Company sought no-action relief for substantive exclusion of Mr. Bender’s Rule 14a-8 proposal based on what it believed to be valid grounds and supported its position with citations to relevant no-action letters and other applicable legal authority. The SEC staff neither agreed nor disagreed with the Company’s position; rather, it declined to grant no-action relief to the Company, which is something quite different.

Securities and Exchange Commission

Office of Chief Counsel

Office of Mergers and Acquisitions

May 5, 2008

Accordingly, these statements are materially misleading and should be amended or deleted.

Page 3 of the Bender Proxy Statement:

“The only avenue the Board left for me to get these proposals on the Meeting Agenda was to file an Opposition Solicitation.”

Mr. Bender’s decision to file an opposition solicitation has no bearing on whether his proposals will be properly brought before the annual meeting. There is no factual or legal link between the two. The Company believes that Mr. Bender’s solicitation is a result of his and Mr. Squire’s mistaken belief that the Company was obligated to include the non-14a-8 proposals in its proxy statement and form of proxy. To the contrary, the Company is under no such obligation.4 Accordingly, this statement is materially misleading and should be amended or deleted.

3. The Bender Proxy Statement mischaracterizes the design, intent and operation of the Proposal Two (2008 Equity Incentive Plan) in a number of materially misleading ways.

Page 8 of the Bender Proxy Statement:

“While the Company has not provided information from which the shareholders could make a fully-informed choice in this matter, it can reasonably be foreseen that as presently proposed the Equity Incentive Plan is intended to reward management and insiders without concern for the impact on current shareholders.”

“Yet according to the proposed Incentive Plan, the total number of shares to be set aside for stock option awards – which can be expected to go largely to current management – could have the result of current management increasing its percentage ownership of the Company’s common stock from the present level of approximately 6% to 30% or more, solely based on reasonably foreseeable corporate actions.”

“The Company is seeking to fund its Equity Incentive Plan by setting aside 3,250,000 shares of common stock. It has committed not to issue more than 500,000 shares to any individual in any year. It has stated that the stock set aside for the Plan or awarded under it will not be adjusted in the event of a reverse split – while at the same time providing shareholders no information whatsoever about the need for, or likely terms of, a reverse split.”

[4]

Under Rule 14a-4(a)(3), the Company is not required to include the Bender non-14a-8 proposals on its form of proxy since it has preserved its discretionary authority to vote against these matters by “including advice on the nature of the matter[s] and how the registrant intends to exercise its discretion to vote on each [of the] matter[s]” as permitted by Rule 14a-4(c)(2).

Securities and Exchange Commission

Office of Chief Counsel

Office of Mergers and Acquisitions

May 5, 2008

“The Plan as proposed is not in the best interests of the shareholders. It is, to the contrary, a Plan for enriching present management.”

Each of these statements is clearly intended to convey the message that Company management intends to use the Plan to enrich itself to the detriment of Company stockholders. However, these statements are unsupported, without any factual basis whatsoever and counter to the express disclosures relating to such matters contained in the Company’s Proxy Statement. As such, they are materially misleading and should be amended or deleted. With specific regard to the above statement concerning the effect of a reverse stock split on the number of shares reserved for issuance under the Plan, Mr. Bender’s contention is based on a misreading of the Plan and its operation. On April 25, 2008 — prior to the filing of the Bender Proxy Statement — the undersigned informed Mr. Squires in writing that in the event of any such split the number of reserved shares would be subject to adjustment pursuant to Plan Section 13.

4. The Bender Proxy Statement materially mischaracterizes the nature and practical effect of the Rule 14a-8 proposal.

Bender Proposal 4, which was submitted pursuant to Rule 14a-8 (the “Bender 14a-8 Proposal”), seeks to eliminate the Company’s classified board structure by amending Article III, Section 1(c), of the Company’s By-Laws. However, under Maryland law,5 the elimination of the Company’s classified board structure would require that the Company affirmatively opt-out of the protections of the Maryland Unsolicited Takeover Act (“MUTA”), which it adopted in 2007. In order to be validly effected, such opt-out must be done in the same manner in which the Company elected to become subject to the MUTA.6

Consequently, approval of the Bender 14a-8 Proposal by Company stockholders would not eliminate the current classified board structure as suggested by Mr. Bender, but instead would operate only as a non-binding recommendation to the Board that it repeal the Company’s MUTA election.

In order to be a proper subject for stockholder action under Maryland law, the 14a-8 Bender Proposal must operate as a precatory or advisory proposal. This is axiomatic, as Maryland law does not permit a bylaw amendment to supersede a validly adopted charter provision7. Accordingly, the failure to state that the 14a-8 Bender Proposal will act as a precatory or advisory proposal renders the disclosure in the Bender Proxy Statement materially misleading.

5. The Bender Proxy Statement materially mischaracterizes the nature and practical effect of five of the seven non-Rule 14a-8 proposals.

Bender Proposals 6 through 10, inclusive, which were not submitted pursuant to Rule 14a-8 (the “Non-14a-8 Bender Proposals”), seek to effect a variety of changes that would require either or both an

[5]	Section §3-802(a)(2) of the Maryland General Corporation Law (“MGCL”).
[6]

The Company elected to become subject to MUTA by adopting Articles Supplementary to its corporate charter. The Company’s MUTA election and the adoption of Articles Supplementary was reported in a Current Report on Form 8-K filed by the Company on September 5, 2007.

[7]	MGCL §2-110(a).

Securities and Exchange Commission

Office of Chief Counsel

Office of Mergers and Acquisitions

May 5, 2008

amendment of the Company’s corporate charter and/or a repeal by the Company of the protections of the valid MUTA election. Specifically, Bender proposals 7, 8, 9 and 10 seek to effect changes that expressly require charter amendments in order to be effective and achieve the stated result. Separately, Bender proposals 6 and 9 seek to effect changes that expressly require the repeal of the Company’s MUTA election in order to achieve the desired stated result. Under Maryland law, only a company’s board of directors can take the steps necessary to either initiate a charter amendment8 or “opt out” of all or a portion of MUTA9. Therefore, and contrary to the Mr. Bender’s assertion, approval of the Non-14a-8 Bender Proposals by Company stockholders can serve only as a non-binding recommendation to the Board to institute the steps needed to effect such result.

The Non-14a-8 Bender Proposals were not presented as precatory or advisory proposals and, pursuant to Maryland law, can not be a proper subject for stockholder action unless recast as such. Accordingly, Mr. Bender’s failure to state that the non-14a-8 Bender Proposals are of a precatory or advisory nature renders the disclosure in the Bender Proxy Statement materially misleading.

The Company notes that in several instances the disclosure is not merely misleading, but is blatantly incorrect as a matter of law, as statements are made therein that passage of the proposal will bring about the desired change.

Page 11 of the Bender Proxy Statement:

“If Proposal 3 passes a special meeting of Stockholders could be called in the future by the written request of 25% of the outstanding stock.”

For the reasons set forth above, this statement is false and incorrect as a matter of law and should be struck.

6. The Bender Proxy Statement materially mischaracterizes the practical effect of the passage of Bender Proposal 10 (Equal Rights for all Shares).

Contrary to statements in the Bender Proxy Statement, the charter amendment posed by Bender Proposal 10 would not operate to repeal, modify or otherwise limit the Company’s previously-adopted Stockholder’s Rights Plan (the “Rights Plan”). The proposed amendment by its terms is limited to “stock” and not securities generally, so by its terms it would not cover purchase rights under the Rights Plan. Additionally, Maryland provides unique recognition of a board of director’s decision to adopt and implement stockholder rights plans in its sole discretion10. Thus, even if the amendment, by its terms, would limit the operation of the Rights Plan, it is directly and materially inconsistent with another provision of Maryland law, contrary to the statement in the Bender Proxy Statement. In addition to the Company concern raised in Item 5 immediately above, even if Bender Proposal 10 were somehow fully implemented as contemplated by the Bender Proxy Statement and the requested charter

[8]

Under MGCL §2-604(c), the board of directors of a corporation proposing a charter amendment shall: (1) adopt a resolution which sets forth the proposed amendment and declares that it is advisable; and (2) direct that the proposed amendment be submitted for consideration at either an annual or a special meeting of the stockholders.

[9]	MGCL §§3-802(b)(3) and 3-802(c).
[10]	MGCL §2-201(c).

Securities and Exchange Commission

Office of Chief Counsel

Office of Mergers and Acquisitions

May 5, 2008

amendment was effected, the operation of the charter amendment would be ambiguous and unclear. What is clear is that the implication in the supporting statement for Bender Proposal 10 that passage of would somehow limit the Rights Plan is materially misleading and should be deleted.

7. The Bender Proxy Statement materially mischaracterizes the practical effect of the passage of Bender Proposal 11 (Reimbursement of Personal Expenses).

Page 14 of the Bender Proxy Statement:

“Since enactment of these proposals will benefit all stockholders, it seems only fair that Mr. Bender be allowed to recover any personal funds used in this initiative.”

TVI Directors are bound by fiduciary duties that expressly require them to nominate Director candidates and take other action to serve all Company stockholders and pursue TVI’s best interests. Individual Company stockholders are not so duty-bound and are permitted to nominate director candidates and are free to pursue other personal interests without regard to whether those candidates and interests are committed to the long-term best interests of the Company and its other stockholders. Mr. Bender’s statement that all of his proposals will benefit all TVI stockholders is unsupported and without any factual basis. Additionally, since the practical effect of the passage of certain of the Bender Proposals is over-stated for the reasons set forth above, the “benefits” to Company stockholders are over-stated as well. Further, Mr. Bender seeks a blanket reimbursement for fees without regard to the success of any of his initiatives or regarding the amount and nature of his “out-of-pocket” or “ personal” expenses. In this sense his proposal is premature and omits material information. As such, this statement is materially misleading and should be amended or deleted.

    *                    *                     *

TVI appreciates your attention to this matter and strongly encourages the Staff to take appropriate action to prohibit the Bender Group from delivering the Bender Proxy Statement to any TVI stockholder or engaging in any other soliciting activities or until such time as it has taken appropriate action to correct the false and misleading disclosures noted above. The Company also requests that the Staff consider other appropriate actions in light of the Bender Group’s flagrant violations of the Proxy Rule in connection with its prior solicitation activities. Finally, the Company would like to reserve the right to bring additional comments to the Staff’s attention if it deems it appropriate.

If you have any questions or comments regarding this letter, please contact either the undersigned at 410-347-8707 or D. Scott Freed at 410-347-8763.

Very truly yours,

/s/ Frank S. Jones, Jr.
Frank S. Jones, Jr.

FSJ:shg

Encl.:	Appendix A: Chronology and Summary

cc:	Sean R. Hunt, Esq. (w/encl/)
Todd L. Parchman, Chairman of the Board (w/encl/)
D. Scott Freed, Esq. (w/encl/)

Appendix A

CHRONOLOGY AND SUMMARY OF BENDER SOLICITATION EFFORTS

Background

In June 2007, Mr. Jeffrey Squires, together with Mr. Gerry Wedren and Ms. Bonnie Wachtel1 (“Squires Group”), met with representatives of the Company to consider a private equity investment in the Company. Later that month, the Squires Group proposed terms, which included among other things, two Board seats. The Company rejected the offer.

In July 2007, Mr. Allen Bender requested that the Company provide to him a list of registered shareholders of the Company. The Company voluntarily provided a copy of the registered shareholder list (“June Company Shareholder List”) to Mr. Bender at that time.

By letter dated November 14, 2007 (“November 14 Letter”), a copy of which is attached as Exhibit A, the Squires Group requested a meeting with the Board of Directors of the Company (“Board”) to, among other things, discuss “.having board seats made available to outside shareholders.” In the November 14 Letter, the Squires Group stated, “[s]hould the board decline to meet with us, or not take action reasonably satisfactory, I am assured by others that candidates will be proposed to contest the two board seats that will be up at the next election; and that present concerned shareholders will publicly challenge actions taken by the board and its members.” Mr. Bender was copied on the November 14 Letter. The Board declined to meet with the Squires Group.

By two letters dated December 19 and 27, 2007 (“Bender December 2007 Letters”), Mr. Bender nominated Mr. Squires to be elected as a Director of the Company at the Company’s 2008 Annual Meeting and proposed eight separate shareholder proposals (“Bender Shareholder Proposals”). By letter also dated December 19, 2007 (“Squires December 2007 Letter”), Mr. Squires nominated Mr. Bender to be elected as a Director of the Company at the Company’s 2008 Annual Meeting. Mr. Bender sent the Squires December 2007 Letter to the Company on behalf of Mr. Squires.

On February 22, 2008, Mr. Bender posted a message (“February 22 Post”) on the Yahoo! Message Board relating to the Company entitled “Let’s Turn the Ship Around,” a copy of which is attached as Exhibit B. In the February 22 Post, Mr. Bender stated that both he and Mr. Squires submitted nominations to be elected as Directors of the Company at the Company’s 2008 Annual Meeting and summarily described the Bender Shareholder Proposals. Mr. Bender further stated:

[1]

The Company does not know whether either Mr. Wedren or Ms. Wachtel are stockholders of the Company. Ms. Wachtel, however, did inquire about the Company during the question and answer portion of the Company’s third quarter 2007 earnings call and, therefore, are presumably stockholders of the Company. Further, Ms. Wachtel may be the beneficial owner of up to 130,000 shares of common stock of the Company held in street by Wachtel & Co., Inc.

“... I hope that you will vote for these governance changes, and to elect me and Jeff [Squires] to the Board...

Please email me at TVIproject@comcast.net if you have a question about this initiative. Send me your e-mail address if you wish to be on a mailing list for future developments. Please include the number of shares owned.”

In February and March 2008, Mr. Bender sent letters (“Bender Shareholder Letters”) to certain shareholders soliciting support for the election of both himself and Mr. Squires as Directors of the Company and for the Shareholder Proposals. The Bender Shareholder Letters were very similar in content to the February 22 Post. The Company does not know to how many stockholders Mr. Bender sent the Bender Shareholder Letters, however, the Company is aware of at least five shareholders that received the letters. Copies of the Bender March 2008 Letters of which the Company has copies are attached as Exhibit C (i.e., to Messrs. Hugo Beer, Hans Hauser and Dale Kline); in addition, two other stockholders (Messrs. Richard Esser and Jeff Paden) have informed the Company that they also received similar letters from Mr. Bender in the March 2008 timeframe.2 All five of these stockholders are registered stockholders that were listed on the June Company Shareholder List provided previously provided to Mr. Bender.

By letter dated March 17, 2008 (“Bender and Diaz March 2008 Letter”), a copy of which is attached as Exhibit D, Messrs. Bender and Jesse Diaz joined as a group of stockholders of the Company owning 5% or more of the outstanding stock of the Company to request a list of the Company’s stockholders. In the Bender and Diaz March 2008 Letter, Messrs. Bender and Diaz represented to the Company, as required under Rule 14a-7, that, among other things, they “would not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant” and “would not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation” (the “Affirmations”).

By letter dated March 31, 2008 (“Company March 2008 Letter”), a copy of which is attached as Exhibit E, the Company notified Messrs. Bender and Squires that it believed that certain activities and Internet bulletin board postings by Mr. Bender constituted a solicitation on behalf of himself and Mr. Squires. Further, the Company notified Messrs. Bender and Squires that they would be prohibited from seeking proxy authority in connection with their cross-nominations and proposals since it appeared that they were relying upon the exemption set forth in Rule 14a-2(b)(1). The Company further asked Messers. Bender and Squires to respond to the Company’s belief that Mr. Diaz’s and Mr. Bender’s joint request for a stockholder list from the Company for purposes stated in the Affirmations evidenced that Messrs. Bender, Squires and Diaz were operating as a “group” holding 5% or more of the Company’s shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) that must file a Schedule 13D with the Securities and Exchange Commission.

[2]

Richard Esser, an employee of the Company, and Jeff Paden, a former Company employee, have informed the Company that they received letters from Mr. Bender in the February to March 2008 timeframe requesting their support for the election of Messrs. Bender and Squires as Directors of the Company and for the approval of the Bender Shareholder Proposals.

By letter dated April 7, 2008 (“Bender and Squires April 7 Letter”), a copy of which is attached as Exhibit F, Mr. Bender claims that neither he nor Mr. Squires were violating neither the Proxy Rules, citing Rules 14a-2(b)(1), 14a-2(b)(2) and 14a-2(b)(6) as exemptions permitting their solicitation activities, nor Section 13 of the Exchange Act. With respect to Rule 14a-2(b)(1), Mr. Bender stated that neither he nor Mr. Squires intended to engage in a general solicitation of proxies. With respect to Rule 14a-2(b)(2), Mr. Bender stated that an exemption exists if the total number of persons to be solicited is no more than 10 implying that he had limited his solicitation activities to 10 or less persons. With respect to Rule 14a-2(b)(6), Mr. Bender stated that Internet postings are proper so long as they comply with the provisions of Rule 14a-2(b)(6), thus implying that the February 22 Post complied with the provisions of new Rule 14a-2(b)(6). Mr. Bender also stated that he and Mr. Diaz were not operating as a “group” in violation of Exchange Act Section 13(d), drawing the distinction that jointly requesting a stockholder list is not the same thing as acting in concert pursuant to an agreement with respect to exercising voting or other business interests as stockholders.

On April 18, 2008, the Company filed its preliminary proxy statement.

By letter dated April 22, 2008 (“Bender and Squires April 22 Letter”), a copy of which is attached as Exhibit G, Mr. Bender notified the Company that, among other things, he and Mr. Squires did intend to solicit proxies.

In response, by letter dated April 25, 2008 (“Company April 25 Letter”), a copy of which is attached as Exhibit H, the Company again stated to Mr. Bender its belief that (a) his activities (including his February 22 Post) constituted a solicitation on behalf of himself and Mr. Squires that would violate the Proxy Rules if Mr. Bender or Mr. Squires solicited proxies in support of their nominations as Directors of the Company and (b) Mr. Bender, Mr. Squires and Mr. Diaz (the “Bender Group”) constituted a “group” for purposes of Exchange Act Section 13(d), yet had failed to make the required Schedule 13D filing.

Mr. Bender proceeded to file his Preliminary Proxy Statement on April 28, 2008. Prior to this time, Mr. Bender had not filed any proxy materials.

Bender, Squires and Diaz have previously conducted a solicitation presumably exempt under Rule 14a-2(b)(1) and are, therefore, now unable to conduct a solicitation for proxies without rendering their prior activities violative of Exchange Act Rule 14a-2(b)(1).

The Company believes that the only potentially available exemption for the Bender Group’s solicitation activities is the exemption set forth in Rule 14a-2(b)(1). Under the exemption, the Bender Group cannot solicit proxy voting authority. By doing so now, the Bender Group’s prior solicitation activities are no longer subject to an exemption under the Proxy Rules. Therefore, Mr. Bender should not be permitted to file proxy materials and proceed to conduct a proxy contest.

Messrs. Bender and Squires appear to claim that they have conducted a solicitation exempt under Rules 14a-2(b)(2) and 14a-2(b)(6). The facts show otherwise. With respect to the exemption under Rule 14a-2(b)(2), the Bender Group has solicited more than 10 stockholders through the public solicitation campaign.13 Thus the exemption otherwise afforded by Rule 14a-2(b)(2) is not available.

With respect to the exemptions under Rule 14a-2(b)(6), the Company notes that the February 22 Post is not a participation on an electronic stockholder forum as contemplated under Rule 14a-2(b)(6) for at least two reasons. First, the February 22 Post occurred prior to the adoption of Rule 14a-2(b)(6). Although the post was made only three days prior to the adoption of the rule, Mr. Bender could not have intended to avail himself of the exemption at the time because the exemption did not exist.

Second, the February 22 Post is not a posting of information as much as it is a means to collect contact information for Company stockholders for the purpose of conducting a solicitation other than by participating on an electronic stockholder forum. The February 22 Post states:

“Please email me at TVIproject@comcast.net if you have a question about this initiative. Send me your e-mail address if you wish to be on a mailing list for future developments. Please include the number of shares owned.”

The post is an attempt to find Company stockholders that may support Mr. Bender’s and Mr. Squires’ solicitation “initiative” (i.e., Mr. Bender’s solicitation to have himself and Mr. Squires elected as Directors of the Company and obtain approval of the Bender Shareholder Proposals) and further conduct their solicitation efforts through private correspondence. In other words, the post was the equivalent of a targeted mass mailing or classified advertisement to facilitate their off-line solicitation efforts. It is an attempt to simply circumvent the limitation under the Rule 14a-2(b)(1) exemption. Therefore, even if the February 22 Post had been posted after the adoption of Rule 14a-2(b)(6), the post is far afield of the intent of the rule.

Messrs. Bender, Squires and Diaz constitute a Section 13 “group” and have failed to make required filings.

Exchange Act Rule 13d-5(b)(1) states “[w]hen two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership for the purposes of Sections 13(d) and 13(g) of the [Exchange] Act, as of the date of such agreement, of all the equity securities of that issuer beneficially owned by any such persons.” The Company believes that Messrs. Bender, Squires and Diaz

[13]

The Bender Group has solicited more than ten stockholders: one another, two additional stockholders (Ms. Wachtel and Mr. Wedren) as evidenced by the activities relating to the November 14 Letter, one additional stockholder (Mr. Diaz) as evidenced by the joint request with Mr. Bender for a Company stockholder list, five additional stockholders (Messrs. Beer, Esser, Hauser, Kline and Paden, all of whom are registered stockholders of the Company) as evidenced by the Bender Shareholder Letters, at least ten additional potential stockholders as evidenced by the ten different aliases that replied to the February 22 Post and any other stockholders that read or responded to Mr. Bender’s request in the February 22 Post to contact him directly by email for private correspondence in furtherance of his solicitation “initiative” to have himself and Mr. Squires elected as Directors of the Company and obtain approval of the Bender Shareholder Proposals.

constitute a group for purposes of Exchange Act Section 13, yet have failed to file the required filings under Section 13. The Company notes that the formation of a Section 13 group that discloses a control intent is prevented from using the limited solicitation exemption otherwise available under Rule 14a-2(b)(1).

Mr. Squires was engaged in solicitation activities at least as early as November 14, 2007, together with the other members of the Squires Group. At that time, Mr. Squires clearly contemplated a solicitation for contest of two board seats at the Company’s 2008 Annual Meeting by demanding a meeting with the Company’s Board for the purpose of “...having board seats made available to outside shareholders....” In the November 14 Letter, the Squires Group stated, “[s]hould the board decline to meet with us, or not take action reasonably satisfactory, I am assured by others that candidates will be proposed to contest the two board seats that will be up at the next election; and that present concerned stockholders will publicly challenge actions taken by the board and its members.” Whether Mr. Bender was a participant in these solicitation activities at the time is unclear given the fact that he was copied and not a participant in the November 14 Letter.

Nonetheless, by December 2007, Messrs. Squires and Bender had cross-nominated each other for election as Directors of the Company at the Company’s 2008 Annual Meeting (indeed, Mr. Bender delivered the Squires December 2007 Letter to the Company on behalf of Mr. Squires) and engaged in further solicitation activities through mailings, Internet posts and the apparent use of email distributions. In March 2008, Mr. Diaz joined the “group” with Messrs. Squires and Bender by joining Mr. Bender in requesting Company stockholder lists. In the Bender and Diaz March 2008 Letter, Messrs. Bender and Diaz made the Affirmations required under Rule 14a-7; accordingly, the sole purpose for the list information was to solicit security holders. Mr. Squires has noted to the Company that he has not been in contact with Mr. Diaz. Mr. Squires does, however, knowingly benefit from Mr. Diaz’s and Mr. Bender’s joint request for the Company’s stockholder lists.

The Company believes that Messrs. Bender, Squires and Diaz constitute a group for purposes of Exchange Act Section 13. They have not, however, filed a Schedule 13D as required under Section 13. Messrs. Bender, Squires and Diaz have, therefore, conducted a solicitation in violation of the SEC proxy rules and should be prohibited from further violating the proxy rules by continuing their solicitation of proxies.

Exhibit A

November 14, 2007

VIA FEDEX	CONFIDENTIAL

Board of Directors

TVI Corporation

Attn: Lt. General Harley Hughes, Chairman and Chief Executive Officer

7100 Holladay Tyler Road

Suite 200

Glenn Dale, MD 29769

Dear Harley:

I write on behalf of Gerry Wedren, Bonnie Wachtel and myself. I further note that I write after conferring with other interested shareholders who, I believe, share the views I will attempt to express.

Initially, as you are aware, Gerry, Bonnie, and I entered a Confidentiality Agreement with TVI, dated June 15, 2007, which I believe I had suggested just prior to the time we met at my offices early this past summer. While at our one meeting we generally discussed the business of the Company and its hoped-for turnaround, I do not believe we have received, then or since, any material non-public information concerning the Company, its finances, its negotiations with its bank, or its dealings with suppliers, customers, or prospective investors. Nonetheless, I believe it is prudent that we formally acknowledge that we have received no such confidential information, and acting in accordance with the Confidentiality Agreement we had executed, I here provide notice of its termination.

Somewhat more substantively, we want to express our collective sense that the board has not acted with the transparency, or with concern for the views of well-informed and concerned shareholders, that it should have, especially under current circumstances. Since our early discussions our efforts to communicate with the board on issues related to management, direction, and possible investment in the company have essentially been ignored. And as several of us made rather clear during the earnings call last week, while the board repeatedly assures that it is in firm command of the ship and is in the process of turning that ship around, we are not fully satisfied with the “Board Knows Best” message that consistently has been conveyed. This is particularly so in view of the fact that several members of the present board bear at least some responsibility for an apparent lack of oversight and strategic direction that has contributed to the present state of the Company’s affairs; and that rather than open the management of the Company to others who have significant capability and interest in those affairs, the board has chosen to adopt every mechanism available to entrench itself and preclude involvement of outside shareholders who we believe can meaningfully help the Company. This is particularly

November 14, 2007 Page 2

discouraging because we believe you have been approached by others who are well situated to make significant positive contribution to the Company’s efforts to reestablish successful and profitable operations, but have not been receptive to exploring with them ways in which they might contribute to the Company’s efforts.

Accordingly, the three of us, perhaps joined by one or two other interested shareholders who have a substantial ownership stake in the Company, ask that the board meet with us promptly, i.e., before the end of November, to discuss our concerns. I will tell you, in advance, that we want to address the issue of having board seats made available to outside shareholders whose interests are congruent with the Company and who we believe can materially contribute to its turnaround. We further want to discuss the status of the Company’s finances, and other possible sources of investment or financing which the board has shown little interest in exploring.

Should the board decline to meet with us, or not take action reasonably satisfactory, I am assured by others that candidates will be proposed to contest the two board seats that will be up at the next election; and that present concerned shareholders will publicly challenge actions taken by the board and its members. Some have expressed an interest in conferring with the bank about our concerns, although we would prefer working with the board in that respect as well. We hope these independent actions will not be necessary. We believe the Company’s interests will be best served by the present board opening its tent, and taking advantage of the knowledge, talent and relationships of those interested shareholders who have – for very good reason – felt excluded. Its failure to do so will ultimately disserve the interests of all concerned.

Sincerely,

/s/ Jeffrey L. Squires
Jeffrey L. Squires

cc.	Gerry Wedren
Bonnie Wachtel
Allen Bender

Exhibit B

Let’s Turn the Ship Around 22-Feb-08 11:24 pm

Greetings to old friends and all the loyal TVI shareholders!!

My name is Allen Bender and I too am a loyal TVI long. Some of you may remember that I was the CEO and Chairman of TVI for some seven years.

I am convinced that TVI’s product line, corporate experience, asset base, and market presence represent a far greater enterprise value than is reflected by the current share price. I am equally convinced that our Board has not served our interests very well. We have kept our trust and accepted their promises far too long.

There are two Board seats up for re-election at the coming Annual Meeting, and I and another old friend of TVI, Jeff Squires, have submitted our nominations for these two seats. Jeff is a well-known DC attorney with extensive corporate and SEC experience. TVI oldtimers will remember that Jeff was a member of the 1995 Clean-up Crew which brought TVI out of bankruptcy, jailed the former CEO for embezzlement, and positioned the company as a leading supplier in Homeland Defense. He served several years both on the Board and as Corporate Counsel.

Four of the current five directors have been on the Board for about the past three years, and their record speaks for itself. Share price has plunged from $4 to 35 cents, cash has been replaced by hefty debt, a terrible acquisition was made, and earnings have evaporated. In response to a whistleblower’s complaint, the Board belatedly uncovered improper acts by our CEO and XVP that ultimately cost the company millions of dollars, much of which was spent on outside accountants and lawyers. Meanwhile, the Board took action to entrench itself, and the five non-employee directors were paid in 2006 a combined total of $441,625.

In the past the Board has taken advantage of certain provisions of Maryland law which tend to entrench itself and minimize shareholder involvement. To make the Board more accountable to shareholders, I have proposed changes to our charter and by-laws for consideration at the Annual Meeting. I am hopeful that the Board will be professional enough to let these issues be presented to the shareholders for their decision.

I do not expect the Board to act kindly toward this initiative, and I need your help. I hope that you will vote for these governance changes, and to elect me and Jeff to the Board. Be assured that we will make every effort to make operational and strategic decisions needed to return the company to profitability. We pledge to insist on the utmost integrity, to be as transparent as possible, and to always put shareholder interests first.

Please e-mail me at TVIproject@comcast.net if you have a question about this initiative. Send me your e-mail address if you wish to be on a mailing list for future developments. Please include the number of shares owned.

Regards to all -

Allen

Exhibit C

Don Yount

From:	Hans Hauser [hr.hauser@bluewin.ch]

Sent:	Saturday, March 01, 2008 12:16 PM

To:	Don Yount

Subject:	Fw: Allen E. Bender TVI Shareholder

Attachments:	Allen E. Bender TVI Shareholder 2.doc

— Original Message —

From: Hans Hauser

To: Don Yount

Sent: Saturday, March 01, 2008 5:01 PM

Subject: Fw: Allen E. Bender TVI Shareholder

— Original Message —

From: Hans Hauser

To: Don Yount

Sent: Saturday, March 01, 2008 5:01 PM

Subject: Allen E. Bender TVI Shareholder

Hello Don!

I hope you had a good weekend with your family!

I just tuk out of my mailbox a letter from a Mr. Allen E. Bender a TVI Shareholder and former CEO and Chairman (1995 - 2002) of TVI!

I wonder were from he knows my name and address and that I’m a bigger Shareholder?

I thought it is important for you to know what’s going on behind the curtain!

Please tell me how I shall react!

With my best wishes

Hans

5/1/2008

Allen E. Bender

2411 Pimpernel Drive

Waldorf, MD 20603

February 25, 2008

Mr. Hans Hauser

Frohburgstrasse 20 A

CH8006 Zurich, Switzerland

Dear Mr. Hauser:

I am a very unhappy and frustrated TVI shareholder, and I suspect you feel the same way. You have seen your stock valued at $2.75 hit a high of $6.71, then stabilize at about $4 for a couple of years, and finally get clobbered to 35 cents by actions and inactions of an inept Board. The situation speaks for itself and demands some immediate corrective action - superb finances, huge opportunities, and market leadership have been squandered, and now our very survival is threatened.

I am a large shareholder of the company and a long-time loyal supporter. I was the CEO and Chairman of the company from 1995 to 2002. I have always been a staunch supporter of the company, but recent events and Board action have destroyed my faith. Now I want to save my investment.

I am convinced that TVI’s product line, corporate experience, asset base, and market presence represent a far greater enterprise value than is reflected by the current share price. I am equally convinced that our Board has not served our interests very well. We have kept our trust and accepted their promises far too long.

There are two Board seats up for re-election at the coming Annual Meeting, and I and another old friend of TVI, Jeff Squires, have submitted our nominations for these two seats. Jeff is a well-known DC attorney with extensive corporate and SEC experience. You may be aware that Jeff was a member with me of the 1995 Clean-up Crew which brought TVI out of bankruptcy, jailed the former CEO for embezzlement, and positioned the company as a leading supplier in Homeland Defense. He served several years both on the Board and as Corporate Counsel.

Four of the current five directors have been on the Board for about the past three years, and their record speaks for itself. Share price has plunged from $4 to 35 cents, cash has been replaced by hefty debt, a terrible acquisition was made, and earnings have evaporated. In response to a whistleblower’s complaint, the Board belatedly uncovered improper acts by our CEO and XVP that ultimately cost the company millions of dollars, much of which was spent on outside accountants and lawyers. Meanwhile, the Board took action to entrench itself, and the five non-employee directors were paid in 2006 a combined total of $441.625.

In the past and Board has taken advantage of certain provisions of Maryland law which tend to entrench itself and minimize shareholder involvement. To make the Board more accountable to shareholders, I have proposed changes to our charter and by-laws to prevent such entrenchment for consideration at the Annual Meeting. I am hopeful the Board will be professional enough to let these important governance issues be presented to shareholders for their decision.

Dale E. Kline

From:	aebender@comcast.net
Sent:	Thursday, February 28, 2008 5:35 PM
To:	Dale E. Kline
Subject:	Milestone

Dale -

Congratulations on getting approval on the Army cannister! I’.m sure the approval will turn out to be a significant milestone in the progress of the company.

I believe that more changes should be made at TVI and to that end have launched an initiative for change. When you have a moment check out the TVIN Message Board on Yahoo.

Regards -

Allen

Allen E. Bender

2411 Pimpernel Drive

Waldorf, MD 20603

February 25, 2008

Hugo Beer I&R Trust

C/O Herbest Rellstab

Pilatusstr 35, Postfach 3364

CH-6003 Luccrne Switzerland

Dear Mr. Beer:

I am a very unhappy and frustrated TVI shareholder, and I suspect you feel the same way. You have seen your stock valued at $2.75 hit a high of $6.71, then stabilize at about $4 for a couple of years, and finally get clobbered to 35 cents by actions and inactions of an inept Board. The situation speaks for itself and demands some immediate corrective action – superb finances, huge opportunities, and market leadership have been squandered, and now our very survival is threatened.

I am a large shareholder of the company and a long-time loyal supporter. I was the CEO and Chairman of the company from 1995 to 2002. I have always been a staunch supporter of the company, but recent events and Board action have destroyed my faith. Now I want to save my investment.

I am convinced that TVI’s product line, corporate experience, asset base, and market presence represent a far greater enterprise value than is reflected by the current share price. I am equally convinced that our Board has not served our interests very well. We have kept our trust and accepted their promises far too long.

There are two Board seats up for re-election at the coming Annual Meeting, and I and another old friend of TVI, Jeff Squires, have submitted our nominations for these two seats. Jeff is a well-known DC attorney with extensive corporate and SEC experience. You may be aware that Jeff was a member with me of the 1995 Clean-up Crew which brought TVI out of bankruptcy, jailed the former CEO for embezzlement, and positioned the company as a leading supplier in Homeland Defense. He served several years both on the Board and as Corporate Counsel.

Four of the current five directors have been on the Board for about the past three years, and their record speaks for itself. Share price has plunged from $4 to 35 cents, cash has been replaced by hefty debt, a terrible acquisition was made, and earnings have evaporated. In response to a whistleblower’s complaint, the Board belatedly uncovered improper acts by our CEO and XVP that ultimately cost the company millions of dollars, much of which was spent on outside accountants and lawyers. Meanwhile, the Board took action to entrench itself, and the five non-employee directors were paid in 2006 a combined total of $441.625.

In the past and Board has taken advantage of certain provisions of Maryland law which tend to entrench itself and minimize shareholder involvement. To make the Board more accountable to shareholders, I have proposed changes to our charter and by-laws to prevent such entrenchment for consideration at the Annual Meeting. I am hopeful the Board will be professional enough to let these important governance issues be presented to shareholders for their decision.

Page 2, Mr. Hugo A Beer, February 25, 2008

I do not expect the Board to act kindly toward this initiative, and I need your help. I hope that you will vote for these governance changes, and to elect me and Jeff to the Board. Be assured that we will make every effort to make operational and strategic decisions needed to return the company to profitability. We pledge to insist on the utmost integrity to be as transparent as possible and to always put shareholder interests first.

I am aware that you are a business associate to Mr. Kline, and that Mr. Yount was appointed to the Board as part of the Safety Tech acquisition. I would expect that they will oppose both my proposals and also the election of Jeff and me, and that they will encourage you to do the same. I can only ask that you have an open mind, and vote according to your own best interest.

I would note my firm belief that if a board does an adequate job they have nothing to fear from shareholders. I am a firm believer that directors should serve one year terms, and not be permitted to shield themselves from shareholder accountability by hiding behind laws and regulations designed to protect companies from hostile take-overs. I served on the Board for seven years not only without any of these gimmicks but even without liability insurance.

Please note that neither Mr. Kline nor Mr. Yount is put at risk by either my proposals or my candidacy for election. I believe that Mr. Kline is doing a fine job as General Manager of the respirator division.

I will be pleased to discuss this initiative with you further, and provide information you may wish. As one of TVI’s major stockholders you have a lot at stake. Please e-mail me at TVIproject@comcast.net or write to me at the above address. Be assured that my only goal is to increase shareholder value and the price of TVI stock.

Sincerely,
/s/ Allen Bender
ALLEN BENDER

Exhibit D

Allen E. Bender
2411 Pimpernel Dr.
Waldorf, MD 20603-4944

WASHIN

22 MAR 2008 PM G5 T

... US DARE TO READ, THINK, SPEAK AN...
John Adams, 1765
poweroftheletter...

USA FIRST-CLASS FOREVER

RECEIVED
MAR 25 2008
By

20769+9400

Allen E. Bender

2411 Pimpernel Drive

Waldorf, MD 20603

March 17, 2008

Sean R. Hunt, Esquire

Senior Vice President, Corporate Secretary and General Counsel

TVI Corporation

7100 Holladay Tyler Road

Glenn Dale, MD 20769

Dear Mr. Hunt:

I write in response to your letter of March 7, 2008 concerning my request for a list of the company’s stockholders, which I conveyed to you by my letter of January 24, 2008. In your letter you provide justifications for declining to provide me the requested information; and in addition request that I reimburse the company for certain expenses you claim it incurred in complying with my request. I note, at the outset, that I received no statement of the expenses you state were incurred. And I further note that you did not comply with my request. I will discuss this briefly below.

With respect to the application of Section 2-513 of the Maryland General Corporation law, I concede that I do not own five percent of the outstanding common stock of the corporation. I currently own in excess of 1.1 million shares of the company’s stock. Mr. Jesse Diaz, who owns 790,000 shares of the company’s common stock, and I, together, do qualify as owning at least 5 percent of the company’s outstanding common stock. Mr. Diaz is joining with me in this request as evidenced by his executing this letter, and so the company is required to comply with our request under the applicable provisions of Maryland law.

My request for a shareholders list under SEC Rule 14a-7(a) is a different matter. My interest, as you are aware, is in connection with issues for which the company is soliciting proxies at the upcoming annual meeting. You asserted that I had not complied with certain formal requirements set forth in Rule 14a-7(c)(2). I am here complying with the requirements of that subsection: I declare and affirm, as evidenced by my signature below, under penalty of perjury, with respect to the upcoming annual shareholders meeting, that I will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the company is soliciting or intends to solicit or to communicate with security holders with respect to the solicitation commenced by the company, and I also declare and affirm that I will not disclose such information as provided to me in response to my request to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

Page1 of 2

Sean R. Hunt, Esquire

March 17, 2008

Further, as referenced above, you did not provide, with your letter of March 7, 2008, a statement or any other evidence in support of your claim that the company has incurred expenses of $382.44 for which I may be held responsible. Moreover, it is my understanding that such expenses may be fairly charged to me only for costs incurred in having a copy of the shareholders list provided to a requesting shareholder. I commit to reimbursing the company for any expenses that it is entitled to receive, under applicable law. See, e.g., Rule 14a-7(e). I would appreciate your explanation as to any other source of my obligation to reimburse the company for expenses it incurs “in performing the acts requested ...”.

As you are further aware the Rule requires you to comply with my request within five days. I would appreciate your timely response – just as you hold me to compliance with every technical aspect of governing law and rule.

Sincerely,

/s/ Allen E. Bender
Allen E. Bender

I hereby join in this request for a stockholder list as authorized by Section 2-513 of the Maryland General Corporation Law.

Jesse Diaz

March 17, 2008

Further, as referenced above, you did not provide, with your letter of March 7, 2008, a statement or any other evidence in support of your claim that the company has incurred expenses of $382.44 for which I may be held responsible. Moreover, it is my understanding that such expenses may be fairly charged to me only for costs incurred in having a copy of the shareholders list provided to a requesting shareholder. I commit to reimbursing the company for any expenses that it is entitled to receive, under applicable law. See, e.g., Rule 14a-7(e). I would appreciate your explanation as to any other source of my obligation to reimburse the company for expenses it incurs “in performing the acts requested ...”.

As you are further aware the Rule requires you to comply with my request within five days. I would appreciate your timely response – just as you hold me to compliance with every technical aspect of governing law and rule.

Sincerely,

Allen E. Bender

I hereby join in this request for a stockholder list as authorized by Section 2-513 of the Maryland General Corporation Law.

/s/ Jesse Diaz
Jesse Diaz

Exhibit E

March 31, 2008

VIA FEDERAL EXPRESS

Mr. Allen E. Bender

2411 Pimpernel Drive

Waldorf, MD 20603

                    Re: Stockholder List Request

Dear Mr. Bender:

We are in receipt of your letter dated March 17, 2008. At the outset, I must note that despite the date of the letter, it was postmarked on March 22nd and we did not receive the letter in our offices until March 25, 2008.

In response to your request for a stockholder list under SEC Rule 14a-7, we have enclosed a list from our transfer agent, Securities Transfer Corporation, of the names, addresses and securities positions of the record owners, including banks, brokers and similar entities holding common stock in record ownership as of March 25, 2008. In accordance with SEC Rule 14a-7(a)(iii), we will provide you with updated record holder information at the shortest reasonable intervals practicable up to the record date for TVI’s 2008 Annual Meeting of Stockholders. We have not requested a list of non-objecting beneficial owners, or so-called “NOBOs” and have not typically done so in the past. If we do obtain such a list we will promptly provide it to you. We believe that the enclosed list also complies with your request under Section 2-513 of the Maryland General Corporation Law, or MGCL.

In response to your request in your letter dated March 17, 2008 to the Company for a statement supporting the expenses of $382.44 incurred by the Company in complying with your request for information under Rule 14a-7(a), please find enclosed such supporting statement.

Mr. Allen E. Bender

March 31, 2008

We also wanted to take this opportunity to raise an important issue related to your recent activity and Internet bulletin board postings in which you specifically refer to a solicitation on behalf of yourself and Mr. Squires as director nominees. As you are no doubt aware, the SEC proxy rules require persons who engage in solicitations relating to meetings of stockholders or to stockholder consent solicitations to deliver a proxy statement and other soliciting materials to stockholders and to file those materials with the Securities and Exchange Commission on first use. There are exemptions that permit certain limited solicitations, such as the exemption under SEC Rule 14a-2(b)(1), which permits solicitations by certain persons not seeking the power to act as proxy for stockholders at any time during the solicitation. However, this exemption may not be relied upon to conduct a proxy contest for the election of directors, which it appears to us that you are contemplating. Consequently, some of your written communications, such as the Internet bulletin board posting made on February 22, 2008, would violate the proxy rules if you and Mr. Squires contemplate soliciting proxies in support of your nominations as TVI directors. Therefore, it is our view that if you choose to undertake a solicitation of proxies for either yourself or Mr. Squires as director nominees, you would be doing so in direct violation of the proxy rules. In that case, we would have no choice but to pursue appropriate legal remedies, both civilly and through referrals to the appropriate enforcement authorities. In this regard, we would ask you to respond to us and affirm in writing that you and Mr. Squires are prohibited from seeking proxy voting authority.

We also note that Mr. Diaz has joined your request for a stockholder list for purposes of qualifying you and Mr. Diaz as a group of stockholders holding over 5% of TVI Corporation’s common stock. Again, we must remind you about the need to comply with the federal securities laws in connection with your activities. In this case, the applicable laws and rules are the federal Williams Act and rules promulgated thereunder, which requires 5% and greater stockholders to file a Schedule 13D and appropriate amendments thereto. This requirement also applies to groups of stockholders or persons acting in concert. We particularly point you to Rule 13d-5(b)(1), which states “[w]hen two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership for the purposes of Sections 13(d) and 13(g) of the [Securities Exchange] Act, as of the date of such agreement, of all the equity securities of that issuer beneficially owned by any such persons.”

Mr. Allen E. Bender

March 31, 2008

Given these requirements and your apparent “group” activities with Messrs. Squires and Diaz, we would ask you to respond to our view that you are acting as a group in violation of Section 13(d) and that you have failed to file the appropriate Schedule 13D with the Securities and Exchange Commission.

We do not have contact information for Mr. Diaz. Please forward a copy of this correspondence to Mr. Diaz or provide us with his contact information.

Very truly yours

/s/ Sean R. Hunt
Sean R. Hunt
Secretary, Senior Vice President and General Counsel

Enclosures (2)

cc:	Mr. Jeffrey Squires, Esq. (w/o encl)

1785205

WHITEFORD, TAYLOR & PRESTON L.L.P. SEVEN SAINT PAUL STREET BALTIMORE, MARYLAND 21202-1636 MAIN TELEPHONE (410) 347-8700 FACSIMILE (410) 752-7092 www.wtplaw.com

SERVICES RENDERED TO:

TVI Corporation

7100 Holladay Tyler Road, Suite 300

Glenn Dale, Maryland 20769

Billing Matter No. 010564.00103

COMMENTS OR SPECIAL INSTRUCTIONS: NONE

QUANTITY	DESCRIPTION	DATE	TOTAL
0.6 hours	Legal Fees for Rule 14a-7 Research	02/08/08	$382.44

		SUBTOTAL	$382.44
		TOTAL AMOUNT DUE	$382.44

		TOTAL AMOUNT PAID

Exhibit F

Allen E. Bender

2411 Pimpernel Drive

Waldorf, MD 20603

April 7, 2008

Sean Hunt

Senior Vice President, Corporate Secretary and General Counsel

TVI Corporation

7100 Holladay Tyler Road

Glenn Dale, MD 20769

Dear Mr. Hunt:

I am writing in response to your letter of March 31, 2008, with which you delivered to me a copy of TVI’s list of record stockholders. I do appreciate your prompt response. And I do want to address various issues you raised; and pose one or two requests or questions of my own.

First, with respect to the stockholders list, I do hope you will provide me with updated record holder information as promptly as possible. I believe the list you provided me may not have been updated in some time. I understand you will obtain an updated list in connection with the preparation for the forthcoming annual shareholders meeting. I am hopeful that you will at the same time provide a list of so-called “NOBOs”, which I also expect you will obtain in connection with making mailings in advance of that meeting.

With respect to your concern that myself or Mr. Squires – who is acting as my attorney and advising me in connection with these matters, as well as being a nominee for a board seat – might be acting in violation of proxy rules in connection with the forthcoming shareholders meeting, I confirm to you that neither of us are seeking proxy voting authority with respect to our nominations for director in violation of SEC Rule 14a-2(b)1, or in violation of any other rule of which I am aware. I note that Rule 14a-2(b)2 contains an exemption if the total number of persons to be solicited is no more than 10. I further believe that Internet postings are proper so long as they comply with the provisions of Rule 14a-2(b)6. I certainly do not intend to engage in a general solicitation of proxies with respect to my or Mr. Squires nomination as a director, and would certainly limit any activities so as to comply with the governing rules.

You also make mention of the fact that Jesse Diaz and I joined together to request a shareholders list, and suggest that we may be in violation of rules requiring that stockholders who, alone or acting in concert, own 5 percent of the company’s stock, file Schedule 13D with the Commission. As you are aware, Mr. Diaz and I acted jointly in requesting a shareholders list solely for the purpose of satisfying a requirement of the Maryland General Corporation Law. That is not the same thing as acting in concert pursuant to an agreement with respect to exercising voting or other business interests as stockholders. As you might know, I have known Mr. Diaz for many years, dating to the time I was the Chief Executive of TVI. I still communicate with him, as is evidenced by our request for the stockholders list. I even believe his interests and mine are at least

Mr. Sean Hunt, April 7, 2008

somewhat congruent, in that we each own a significant number of shares and hope they will improve in value. But there is no agreement or understanding, either express or tacit, among us, with regard to the purchase, sale or voting of shares of TVI.

With respect to your provision of an invoice for $382.44, in response to my request for an explanation as to the source of the request for reimbursement of that amount contained in your letter of March 7, 2008, I reiterate that it is my understanding that only the actual costs of making copies are those required to be reimbursed under the applicable rule. Legal advice sought from outside counsel – apparently in connection with the Company making initial objections to providing the stockholders list – do not seem to be the type of costs the Company is entitled to recover. Again, if you have any authority to the contrary, please let me know, and I will review my understanding in accordance with any such authority.

Finally, on a slightly different note: I know that you and Jeff Squires had a reasonably amicable conversation a week or so ago. He not only described it to me, but has assisted as you would expect in drafting this letter. It is truly not my purpose to roil the waters for personal indulgence. I want to serve the interests of the Company. I believe I have a valuable contribution to offer. I am happy to agree not to post further messages that some may find an irritant. I will continue to seek support for my proposals, and election to the Board, both out of self interest as a significant shareholder, and because I wish to serve the interests of all of us who seek success for the Company and all its shareholders.

Sincerely,

/s/ Allen E. Bender
ALLEN E. BENDER

Copy to:

Mr. Jeffrey Squires

Exhibit G

JEFFREY L. SQUIRES	1850 M STREET NW
DC, MD, AND VA BARS	SUITE 280
DIR 202 223 4501	WASHINGTON DC 20036
jsquires@squireslawusa.com	TEL 202 223 4500
FAX 202 331 0726

April 22, 2008

VIA FEDERAL EXPRESS AND EMAIL

Sean Hunt, Esquire

Senior Vice President, Corporate

    Secretary and General Counsel

TVI Corporation

7100 Holladay Tyler Road

Glenn Dale, MD 20769

Re: TVI Corporation’s Pre 14A Submission

Dear Sean:

I write to follow up on our telephone conversation yesterday, in which I raised several concerns with respect to TVI’s recent filing of its Pre 14A submission with the SEC. As I indicated to you, I am submitting this letter to formalize Mr. Bender’s – and my – concerns about several aspects of the Company’s proxy filing.

Initially, I reiterate my client’s request that he receive a list of non-objecting shareholders (the so-called NOBO list). You represented that neither the Company nor its identified proxy solicitor had yet obtained a copy of that list. I anticipate that your proxy solicitor will need to obtain a copy of that list; indeed, given the limitations on the voting rights of brokers holding securities in street name in a contest situation, I do not know how your proxy solicitor could even attempt a meaningful solicitation in the absence of access to a NOBO list. Mr. Bender is already the proponent of the shareholder proposals to which the Company is objecting; and he and I are the subject of Board nominations that you acknowledged to me were properly and timely submitted, which the Company is opposing. These are all matters he is contesting, as you are aware from previous communications. Mr. Bender will file the requisite counter proxy materials with the SEC, and intends to solicit the support of and proxies from shareholders, with respect to the shareholder proposals he has submitted and our Board nominations. The Company has not offered to include his counter proxy materials in its mailings; so the Company’s provision of a complete (including NOBOs) shareholders list is essential.

Meanwhile, as we also discussed, Mr. Bender will as necessary contest, and may initiate appropriate court action concerning, the Company’s failure to disclose in its proxy materials the fact of our pending nominations to the Board (he will likely act in the capacity of both nominator and nominee). I note he had advised you in previous correspondence he did not intend to engage in a general solicitation of proxies, in response to your expressed concern that he not violate any

Sean Hunt

April 22, 2008

proxy rules, and our expectation that you would include discussion of our candidacy in the Company’s submission and provide shareholders an opportunity to vote thereon. I do now want to make clear that he (and I) will solicit support for our nominations, but will do so – and solicit proxies as necessary – only in compliance with applicable rules. He will also likely challenge as false and misleading other aspects of the Company’s 14A filing, including its presentation to shareholders with respect to the 2008 equity incentive plan. Of particular concern is the reference in the Company’s proposed proxy materials to the number of shares to be set aside for a new stock option plan as being not subject to adjustment in the event of a reverse split of the Company’s stock – without any discussion whatsoever of the possibility or terms of such a reverse split. The way in which this has been handled appears to be in rather clear disregard of shareholder interests, and raises questions implicating the Board’s fiduciary responsibilities.

In its Pre 14A submission the Company has indicated it intends to file its final 14A materials with the SEC on April 28, 2008. It has set June 10, 2008 as the day of the annual meeting. A brief delay in making its final submission to the SEC, until May 10, for example, will serve the interests of all: the Company will suffer no prejudice and will avoid the prospect of incurring additional costs in the event the SEC requires it to include information concerning the counter proxy materials soon to be filed by my client or a court enjoins it from conducting an election based upon proxy materials Mr. Bender will be challenging.

I apologize for not having Fed Exed this to you one day earlier, as I had originally intended. But in view of the serious nature of these matters, and possible consequences to the Company and my client, I thought it best to review certain background and legal matters before communicating with you on this subject. And I am emailing it you now, so you will have it promptly.

Sincerely,

/s/ Jeffrey L. Squires
Jeffrey L. Squires

JLS/llc

cc:	Allen Bender (by email)

R. Grubaugh (by email)

Exhibit H

WHITEFORD, TAYLOR & PRESTON L.L.P.
	SEVEN SAINT PAUL STREET	BALTIMORE, MD
	BALTIMORE, MARYLAND 21202-1636	COLUMBIA, MD
FRANK S. JONES, JR.	MAIN TELEPHONE (410) 347-8700	FALLS CHURCH, VA
direct line (410) 347-8707	FACSIMILE (410) 752-7092	TOWSON, MD
direct fax (410) 223-3487		WASHINGTON, DC
fjones@wtplaw.com		WILMINGTON, DC
WWW.WTPLAW.COM
(800)987-8705

April 25, 2008

VIA EMAIL AND OVERNIGHT COURIER

PERSONAL & CONFIDENTIAL

Jeffrey L. Squires, Esquire

Squires Law, PLLC

1850 M Street, NW, Suite 280

Washington, D.C. 20036

Re:     TVI Corporation’s Preliminary 14A Submission

Dear Mr. Squires:

The Company acknowledges receipt of your letter dated April 22, 2008, as well as your email of today entitled “Election issues.”

Your letter evidences an apparent misunderstanding of the operation of the Proxy Rules.1 Simply stated, assuming that a director nomination is made in accordance with an issuer’s By-laws, applicable state law and other controlling authority, the issuer has no obligation to permit stockholders to vote for such candidates on the proxy card included with the Company’s proxy statement. To the extent that you and Mr. Bender had such an “expectation” as you expressly state in your April 22 letter, it was based on a flawed understanding of well-settled relevant law, regulation and practice.

In any event and assuming that you and Mr. Bender have now come to the realization that the proxy card included with the Company’s proxy statement can not be a vehicle for you to obtain votes, you and Mr. Bender can not now simply change course as you state in your most recent letter by soliciting proxies via the filing of a separate proxy statement without violating the Proxy Rules.

As previously communicated in Sean Hunt’s March 31 letter to Mr. Bender, the Proxy Rules require persons who engage in solicitations relating to stockholders meetings to deliver a proxy statement and other soliciting materials to stockholders and to file those materials with the

[1]	Regulation 14A, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Jeffrey L. Squires, Esquire

Squires Law, PLLC

April 25, 2008

Securities and Exchange Commission (“SEC”) on first use. Specifically and as communicated, Exchange Act Rule 14a-2(b)(1) generally permits solicitations by certain persons not seeking the power to act as proxy for stockholders at any time during the solicitation. However, this exemption may not be relied upon to conduct a proxy contest for the election of directors, which you now affirmatively state that Mr. Bender and you are preparing2. However and among other activities, prior written communications attributable to you and Mr. Bender,3 would violate the Proxy Rules if you and Mr. Bender now solicit proxies in support of your nominations as TVI directors, as stated. In closing Sean’s Hunt’s March 31 letter to Mr. Bender, Mr. Hunt asked that Mr. Bender respond to and affirm in writing that both he and you acknowledged that you were prohibited from seeking such proxy voting authority. By letter in response dated April 7, 2008 — a letter which you have admitted that you authored — Mr. Bender stated that “neither of us are seeking proxy voting authority with respect to director nominations in violation of either SEC Rule 14a-2(b)(1) or any other rule of which I am aware.” With specific regard to the Internet posts, Mr. Bender claimed the protections of new SEC Rule l4a-2(b)(6), relating to the use of electronic shareholder forums for communications between issuers and shareholders and among shareholders of an issuer. Assuming for the moment that the communications in question were otherwise eligible for the protections of this rule (e.g., that Mr. Bender was seeking no direct or indirect authority to act as proxy for a shareholder and the chat room in question constituted an “electronic shareholder forum” established, maintained or operated pursuant to SEC Rule 14a-7), we direct your attention to the fact that this rule first took effect after the most egregious of the posts in question.

Moreover, the Company again is compelled to formally inform you, Mr. Bender and Mr. Diaz concerning the reporting and other obligations imposed by Regulation 13D promulgated under the Exchange Act. As previously communicated, this reporting regimen applies to groups of stockholders acting in concert. The Company again specifically directs your attention to Rule 13d-5(b)(1), which states “[w]hen two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership for the purposes of Sections 13(d) and 13(g) of the [Exchange] Act, as of the date of such agreement, of all the equity securities of that issuer beneficially owned by any such persons.” As previously communicated, given these requirements and your “group” activities with Messrs. Bender and Diaz, the Company continues to believe that you are acting as a group in direct violation of Exchange Act Section 13(d) and have failed to file the appropriate Schedule 13D with the SEC.

[2]

In the rulemaking release adopting the Rule 14a-2(b) series of exemptions, the SEC stated that any person relying on the Rule 14a-2(b)(1) exemption will be deemed to have made an irrevocable election to maintain exempt status throughout the relevant soliciting period. Thus, a person who relies on the exemption could not undertake, with respect to the same meeting or solicitation, a regulated proxy solicitation regarding a matter that was the subject of the exempt solicitation without rendering the prior solicitation activity in violation of the full panoply of the proxy rules. See Release No. 34-31326 (Oct. 16, 1992).

[3]	E.g., the “straightarrow95” Yahoo! message board postings made on February 22, 2008 and March 30, 2008.

Jeffrey L. Squires, Esquire

Squires Law, PLLC

April 25, 2008

YOU AND MR. BENDER ARE HEREBY PUT ON FORMAL NOTICE THAT ANY COMMUNICATIONS ATTRIBUTABLE TO YOU WHICH VIOLATE THE PROXY RULES, THE WILLIAMS ACT OR ARE OTHERWISE ACTIONABLE ARE MADE SOLELY AT YOUR RISK AND THAT THE COMPANY INTENDS TO HOLD EACH OF YOU FULLY LIABLE AND RESPONSIBLE FOR ANY AND ALL DAMAGES ARISING OUT OF SUCH ACTIVITIES, WHETHER ARISING UNDER THE PROXY RULES, THE EXCHANGE ACT, THE MARYLAND GENERAL CORPORATION LAW, OR OTHERWISE. CONSEQUENTLY, THIS LETTER CONSTITUTES A FORMAL AND IMMEDIATE DEMAND FOR YOU AND MR. BENDER TO CEASE AND DESIST FROM ANY AND ALL SUCH VIOLATIONS. PROCEED AT YOUR PERIL.

Be further advised that if either you or Mr. Bender proceeds as stated in your most recent letter sand email with the filing of a proxy statement seeking proxy voting authority, the Company will have no choice but to pursue appropriate legal remedies, both civilly and through referrals to the appropriate enforcement authorities.

In further response to items raised in your letter:

As previously communicated by Mr. Hunt, the Company has not requested a NOBO list and has not typically done so in the past. As previously communicated, if and when the Company obtains such a list, it will promptly provide it to you. Again, as previously communicated, the Company notes that the stockholder list previously provided under cover of a April 16, 2008 letter complied fully with the Company’s obligations under both Exchange Act Rule 14a-7 and Section 2-513 of the Maryland General Corporation Law.

The concern raised in your letter regarding the disclosure in the Company’s Proxy Statement regarding the Company’s 2008 Equity Incentive Plan (the “Plan”) is based on a misreading of the Plan. Specifically, as disclosed in both the Plan itself and the accompanying narrative in the Proxy Statement, Plan Section 13(a) expressly requires that the number of Plan shares reserved for award thereunder be adjusted in the case of any stock split. The parenthetical reference that you cite is intended to clearly disclose that the 3,250,000 shares initially reserved for award under the Plan assumes no adjustment for any reverse stock split. In no way was it intended to mean that no adjustment thereto would be made in the event of a stock split, as clearly and independently required by Plan Section 13(a).

In light of the severity of all of the legal, professional and other ramifications of the actions outlined above, it is our sincere hope that you, Mr. Bender and Mr. Diaz will abide by all laws, rules and regulations to which you are subject. If information comes to the Company’s attention of any subsequent unauthorized communications or other actionable conduct, it will not hesitate to utilize all of the legal protections and rights available.

Jeffrey L. Squires, Esquire

Squires Law, PLLC

April 25, 2008

Please provide a copy of this letter to Mr. Diaz and confirm the same to us in writing, as the Company lacks contact information for him. If you, Mr. Bender and/or Mr. Diaz are represented by counsel in this matter, please provide that information to us as well, so that this and any future communications may be provided to them directly. To the extent that you, Mr. Bender and/or Mr. Diaz are not represented by counsel in this matter, we strongly recommend that you do so immediately.

Nothing contained herein shall limit or otherwise modify any right, claim or privilege which the Company may have against you under either federal or state statutory law, common law, or otherwise.

Very truly yours,

/s/ Frank S. Jones, Jr.
Frank S. Jones, Jr.

FSJ:shg

cc:	Sean R. Hunt, Esquire

Allen E. Bender, Esquire

Rudy J. Diaz

Richard H. Grubaugh, D.F. King & Co.

Frank S. Jones, Jr. , Whiteford, Taylor & Preston L.L.P.